EXHIBIT 99.6

NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

To:

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Commission, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Financial Services Commission – Securities Division
Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: November 12, 2009

BELL CANADA
By:	(signed) Karyn A. Brooks
Name:	Karyn A. Brooks
Title:	Senior Vice-President and Controller

Bell Canada

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION(1)

For the periods ended September 30, 2009 and 2008

(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2008 and the unaudited consolidated financial statements for the nine months ended September 30, 2009. We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period. In 2009, we decided to sell certain of our businesses and they are now shown as discontinued operations. We have restated financial information for the previous periods to reflect these decisions.

For the periods ended September 30:

	BCE INC. (“CREDIT SUPPORTER”) (2)				BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)				SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA (3)				CONSOLIDATING ADJUSTMENTS (4)				BCE CONSOLIDATED

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine
	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months

Operating Revenues	–	–	–	–	4,457	4,436	13,085	13,181	–	1	–	4	–	–	–	–	4,457	4,437	13,085	13,185
Earnings from Continuing Operations	584	303	1,372	1,010	302	303	1,074	1,000	–	(1)	–	(2)	(302)	(302)	(1,074)	(998)	584	303	1,372	1,010
Net Earnings	584	280	1,362	961	302	280	1,064	952	–	(1)	–	(2)	(302)	(279)	(1,064)	(950)	584	280	1,362	961

	BCE INC. (“CREDIT SUPPORTER”) (2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA (3)		CONSOLIDATING ADJUSTMENTS (4)		BCE CONSOLIDATED

	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Current Assets	1,552	2,754	3,124	4,886	53	53	(1,065)	(2,115)	3,664	5,578
Long-Term Assets	16,546	16,693	28,745	28,371	20	20	(11,244)	(10,999)	34,067	34,085
Total Current Liabilities	454	1,680	5,029	6,655	-	-	(1,060)	(2,108)	4,423	6,227
Long-Term Liabilities	675	456	14,765	14,254	-	-	(162)	335	15,278	15,045

(1)	The summary financial information is presented in accordance with Canadian generally accepted accounting principles.
(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)

This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.